June 28, 2006


By facsimile to (941) 531-4935 and U.S. Mail


Mr. Michael B. Cranfill
Chairman and President
Shimoda Marketing, Inc.
116 West McLeroy Boulevard
Saginaw, TX 76179

Re:	Shimoda Marketing, Inc.
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form SB-2
	Filed June 8 and 13, 2006
File No. 333-132791

Dear Mr. Cranfill:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. We note that Shimoda Marketing, Inc. or SMI filed redlined versions of the two pre-effective amendments to the registration statement in PDF format only. SMI must file a marked or redlined version of any amendment to the registration statement in ASCII or HTML format in addition to any marked or redlined version that it submits voluntarily in PDF format. See Rules 104 and 310 of Regulation S-T. Please refile redlined versions of the two amendments in ASCII or HTML format.

2. We note your response to prior comments 30, 43, and 44. You must file these agreements as exhibits under Item 601(b)(10) of Regulation
S-B. If you think that disclosure of certain information in these agreements would cause competitive harm, you request confidential treatment under Rule 406 of Regulation C under the Securities Act. If you do request confidential treatment, please refer to Staff Legal
Bulletins Nos. 1 and 1A, dated February 28, 1997 and July 11,
2001,
which set forth our views on the proper preparation of a request for confidential treatment. These bulletins are available on the Commission`s website at www.sec.gov.

3. The sales representative agreement, effective January 1, 2006, between Rotary Lift, a division of Dover Industries, Inc., and SMI, and joined in by Michael Cranfill, principal shareholder of SMI, that you provided as correspondence indicates that Rotary Lift is in the business of manufacturing, selling, and servicing hydraulic lifts and related equipment and services and is engaging SMI as an independent sales representative to act as its sales and marketing representative in the United States, Canada, and Mexico. The agreement specifies that SMI will solicit orders for products and services in Rotary Lift`s name from targeted accounts, as defined in exhibit E, at the prices specified by Rotary Lift and subject to Rotary Lift`s then current published terms and conditions of sale.

	 More particularly, the agreement specifies that SMI will and
will cause authorized 	salespersons to make sales calls, manage
sales leads, coordinate bid opportunities, 	develop action plans,
participate in training activities, assist with credit issues,
provide 	other general sales and marketing assistance that may be
required, and actively develop 	and provide to Rotary Lift
competitive intelligence information.  The agreement specifies
	that
SMI and Mr. Cranfill will not and will cause its employees,
including
authorized 	salespersons, not to sell or offer for sale any
products or services which are competitive 	with any of Rotary
Lift`s products and services during the agreement`s term and for a
	period of 180 after the agreement`s term.  The agreement`s
term
begins January 1, 2006 	and expires December 31, 2007, subject to
early termination.

	Revise the disclosure in the business section to summarize
the
agreement`s principal 	provisions, including its term.  As
appropriate, revise disclosure throughout the 	prospectus,
including the risk factors, business, and MD&A sections, to ensure
that it is 	consistent with the disclosure relating to the
agreement.

4. The management agreement, effective May 22, 2006, between Chief Automotive Technologies, a division of Dover Industries, Inc. and Michael Cranfill, SMI, that you provided as correspondence indicates that Chief Automotive Technologies is in the business of manufacturing, selling, and servicing collision repair equipment and is engaging Mr. Cranfill as its VP Sales and Distribution representative in North America. The agreement specifies that Mr. Cranfill will solicit orders for products and services in Chief Automotive Technologies` name at the prices specified by Chief Automotive Technologies and subject to Chief Automotive Technologies` then current published terms and conditions of sale. More particularly, the agreement specifies that Mr. Cranfill will not accept, approve, or execute any order, contract, other document, or obligation on behalf of or in the name of Chief Automotive Technologies without obtaining Chief Automotive Technologies` permission.

	The agreement specifies that SMI and Mr. Cranfill will not
sell
or offer for sale any 	products or services which are
competitive
with any of the products and services in the 	markets Chief
Automotive Technologies serves during the agreement`s term and for
180 	days after the agreement`s term.  SMI and Mr. Cranfill may
not
serve as representative for 	any other competitor during the
agreement.  The agreement`s term begins May 22, 2006 	and expires
May 21, 2007, subject to early termination.

	Revise the disclosure in the business section to summarize
the
agreement`s principal 	provisions, including its term.  As
appropriate, revise disclosure throughout the 	prospectus,
including the risk factors, business, and MD&A sections, to ensure
that it is 	consistent with the disclosure relating to the
agreement.

Prospectus Summary, page 10

5. Explain what "OEM" is and what private labeling entails.

6. Refer to prior comment 1. Please clarify here that selling securityholders who are affiliates of SMI may sell their shares at $1.00 per share during the duration of the offering and securityholders who are not affiliates of SMI may sell their shares at $1.00 until SMI`s securities become quoted on a securities exchange and after that at market prices or in negotiated private transactions.

7. Refer to prior comment 4. Disclosure in the financial statements` note B on page 63 and elsewhere suggests that SMI`s business is predominantly consulting services. If the agreements with Rotary Lift and Chief Automotive Technologies represent a change in SMI`s business from predominantly consulting services to acting as a sales and marketing representative of Rotary Lift and a sales and distribution representative of Chief Automotive Technologies, revise the disclosure here and throughout the prospectus to make clear that change in SMI`s business.

Risk Factors, page 12

8. Refer to prior comment 8. You indicate in the fourteenth risk factor that SMI has automotive equipment repair products such as wheel balancers and nitrogen generators to sell. It does not appear that those products are available under the agreement with Rotary Lift or the agreement with Chief Automotive Marketing. Please advise.

9. Disclosure in the fourteenth risk factor that SMI sells wheel balancers, tire changers, and frame equipment appears inconsistent with disclosure on page 35 that those products would require SMI to expand to a second and third tier of operations. Please reconcile the disclosures.

10. The information provided as correspondence includes a letter to
Mr. Cranfill from Kimberly Tanner, Chief Executive Officer,
National
Account Resource Division. This does not appear to be an executed agreement. Please advise.

11. Tell us the name of the parent of National Account Resource
Division.

12. Please disclose that SMI and Mr. Cranfill entered into an agreement with a primary competitor, NARD. We note the disclosure on page 34. Disclose the effects that this may have on SMI`s business and competitive position.

13. Revise the sixth risk factor to identify the one customer providing the majority of SMI`s revenue. Provide similar disclosure in the business section.

14. Revise the eighth risk factor to clarify that SMI intends to apply to have its common stock included for quotation on the Over-the-Counter Bulletin Board or OTCBB. Words such as "list" and "listing" are inapplicable to the OTCBB.

15. Refer to the sixteenth risk factor. Since SMI`s directors are not independent, we assume that the statement "Since we have independent Directors" is inadvertent. Please revise.

Dilution, page 20

16. Refer to prior comment 11. It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

17. Please update your calculations of net tangible book value per share before the distribution so that they are based on the most recent balance sheet included in the filing.

18. Refer to prior comment 12. As noted previously, the statement "For our company there would be no dilution to new shareholders, only an immediate increase in the value per share as shown in table
3.0"
is inaccurate.  Please revise.

Market for Common Equity and Related Stockholder Matters, page 21

19. It does not appear that the OTC Bulletin Board is affiliated with the NASD. Please revise the term "NASD OTC Bulletin Board," or advise us otherwise.

Selling Security Holders, page 23

20. Disclosure on page 88 states that the number of shares of common stock issued on June 22, 2005 to selling securityholders such as Kellye Benton was two shares and to selling securityholders such as
Damon Benton was one share. In addition, you state that the amount of consideration received for shares of common stock issued on June
22, 2005 was $1.00 per share. It does not appear that you adjusted these amounts here and elsewhere in the prospectus to take into account the 100:1 forward stock split on September 30, 2005. Please revise.

21. Disclosure on page 88 states that the amount of consideration received for shares of common stock issued on June 22, 2005 was $1.00 per share. Disclosure here and elsewhere in the prospectus does not reflect that the price per share after the 100:1 forward stock split on September 30, 2005 is $0.01 per share. Please revise.

22. It appears that selling securityholders who acquired their shares of SMI`s common stock for the nominal consideration of $0.01 per share have not assumed the economic risks of investment and are acting as conduits for sale to the public of the securities on SMI`s behalf. Thus, revise the disclosure here and elsewhere to indicate that the selling securityholders are underwriters within the meaning of section 2(a)(11) of the Securities Act or advise.

Description of Business,
Principal Products or Services and Their Markets, page 32

23. Disclosure states that Forward Lift represented 100% of SMI`s business for the first quarter 2006 and will average 62.5% of SMI`s business during the remaining three quarters of 2006. Disclosure states also that Forward Lift represented 73% of SMI`s total business in April 2006. Clarify whether Forward Lift is an affiliate of Rotary Lift and Chief Automotive Technologies. State whether SMI has an agreement with Forward Lift. If so, file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B. Summarize the agreement`s principal provisions, including its term, in the prospectus.

24. Disclosure states that Chassis Liner represented 27% of SMI`s total business in April 2006. State whether SMI has an agreement with Chassis Liner. If so, file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B. Summarize the agreement`s principal provisions, including its term, in the prospectus.

Sources and Availability of Raw Materials, page 35

25. There does not appear to be a reasonable basis for the
statement
"At this time we do not see a critical dependence on any
supplier(s)
that could adversely effect our operations."   We note the two
agreements with Rotary Lift and Chief Automotive Technologies.
Please revise.

Dependence on Limited Customers, page 35

26. There is no reasonable basis for the statement "At the present time we do not have to rely on one (1) major customer for the majority of our revenue." We note the disclosure that Forward Lift represented 73% of SMI`s total business in April 2006 and will average 62.5% of its business during the remaining three quarters of
2006.  Please revise.

27. Disclosure that "We will not have to rely on any one or a limited number of customers for our business" is inconsistent with disclosure that "we may have to rely on just a few major commercial customers while we develop our markets." Please reconcile the disclosures.

Our Employees, page 36

28. If Mr. Cranfill has an affiliation with CRMI or receives any of these funds, please disclose his affiliation here and in the certain relationships section.

Certain Relationships and Related Transactions, page 37

29. Please disclose Mr. A. Craig Kerr`s compensation that is included in SMI`s financial statements under contract labor.

30. Please disclose the terms of any agreements with DACK and CRMI or otherwise disclose what services DACK and CRMI perform for SMI.
Disclose the amount of payments made to DACK and CRMI for each of the last two fiscal years.

31. Please disclose and quantify the loans CRMI made to SMI during each of the last two fiscal years.

32. Identify the shareholders who made loans to SMI. Quantify the amount of loans for each shareholder during each of the last two fiscal years.

33. Please address your relationship with Forward Manufacturing.
Quantify the amounts made to or from Forward Manufacturing for each of the last two fiscal years.

Management`s Discussion and Analysis of Financial Condition, page
38

34. Please revise MD&A to more clearly explain the reasons for material changes since the end of the last fiscal year. Refer to
Item 303(b)(2) of Regulation S-B. In this regard, we note the following:

* The majority of your revenues in fiscal years 2005 and 2004 were derived from equipment sales; however, you had no equipment sales in the period ended March 31, 2006. Please explain whether this represents a change in your business, and, if not, explain why.

* We read that you "attribute this increase directly to our President working more in his position at SMI." Please clarify what increase you are attributing to your president. If you are referring to the increase in cash, please clarify that $40,000 of the increase in cash resulted from loans made by your president to your company. Make a similar revision to your statements on pages 39 and 44, which indicate your cash and cash equivalents are sufficient for the next
12 months or increased due to the efforts of Mr. Cranfill in selling your products and services.

* Almost one-third of your total assets at March 31, 2006 consist of accounts receivable as compared to no accounts receivable at December
31, 2005 and 2004. Please explain the reason for this difference. Also disclose, if true, that 100% of this balance relates to your significant customer, Forward Lift. Tell us how much of this accounts receivable balance you have collected.

* It appears to us that certain disclosures of cash and cash equivalents improperly include accounts receivable. Please revise.

* We read at the top of page 40 that you expect expenditures in
2006
to be consistent with those made in 2005 except for contract labor and the cost of equipment purchases. Please quantify your expected expenditures for these items and briefly explain the underlying changes to your business that will result in these new expenditures.

35. Also revise MD&A to explain the reasons for material changes in your results of operations and cash flows when compared to the prior year interim period. See our comment below on your financial statements concerning this matter. Refer to Item 303(b)(2) of Regulation S-B.

Results of Operations for the Period Ended December 31, 2005, page
42
and Results of Operations Ended December 31, 2004, page 43

36. Disclose the change in cost of goods sold and operating expenses from year to year, and identify the factors that attributed to the change.

37. Please break down your revenues by disclosing the changes and reasons for the changes in consulting income, equipment sales, and other income since this is how you report revenues in your financial statements.

38. Disclosure states that SMI intends to establish three account managers by January 2007. Clarify whether the account managers will be established under the Rotary Lift agreement.

39. Please clarify whether Mr. Cranfill accepted the position of president of Manufacturing Co., Inc. or Vice President, Sales and Marketing as stated in the Forward Manufacturing agreement. Please revise also the directors and executive officers section on page 45.

40. Disclosure states that SMI was awarded account management of a key account base as a result of Mr. Cranfill`s efforts. If this disclosure is referring to the sales representative agreement with Rotary Lift, so indicate. If not, identify the other party to the agreement. File the agreement as an exhibit to the registration statement.

41. Disclosure states that SMI has received additional consulting with a major frame repair company and national account management to manage national distribution networks. If this disclosure is referring to the management agreement with Chief Automotive Technologies, so indicate. If not, identify the other party to the agreement. File the agreement as an exhibit to the registration statement.

Liquidity and Capital Resources, page 44

42. Disclosure states that "the service network is already provided via the independent distributors of Forward Lift." File the agreement as an exhibit to the registration statement. Summarize the agreement`s principal provisions, including its term, in the prospectus.

Directors and Executive Officers, page 45

43. Disclosure states that Mr. Cranfill was extended a long term opportunity to continue to manage global distribution channels and national accounts for Forward Manufacturing Company. Since the agreements provided as correspondence are with Rotary Lift and Chief
Automotive Technologies, file as an exhibit to the registration statement the agreement with Forward Manufacturing Company. If there is no agreement with Forward Manufacturing Company, please revise the disclosure.

Executive Compensation, page 47

44. Refer to footnote (5) on page 49. File as an exhibit to the registration statement the agreement between SMI and DACK LLC that you provided as correspondence and any agreements with CRMI. See
Item 601(b)(10) of Regulation S-B.  See also Item 404(b)(4) of
Regulation S-K.

45. If Mr. Cranfill or any other named executive officers receive payments through affiliated entities, including DACK and CRMI, please disclose and quantify the payments here as compensation and note that the payments are received indirectly from SMI.

Where You Can Find More Information, page 53

46. The address of the Commission`s public reference facilities is 100 F Street, N.E., Washington, DC 20549. Please revise.


Financial Statements for the Period Ended March 31, 2006

General

47. Please provide a statement of operations and statement of cash flows for the corresponding prior year interim period. Refer to Item
310(b) of Regulation S-B.

48. Based on your inclusion of a review report from your auditor, please comply with Section 605 of the Financial Reporting Policies and provide exhibit 15 of Item 601 of Regulation S-B.

Statement of Operations, page 58

49. Please revise your statement of operations to show income tax expense and net income. Also explain to us why you are reflecting a net loss per share on your statement of operations since it appears that you had net income for the period, or revise your current disclosure accordingly.

Note B - Significant Accounting Policies,
Use of Estimates, page 63

50. Please disclose that your interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

Revenue Recognition, page 63

51. It is unclear to us how you complied with comment 60 from our previous comment letter dated April 21, 2006. Please provide a detailed response to our previous comment.

52. We read on page 33 that consulting services for your one major customer, Forward Lift, represented 100% of your business for the first quarter of 2006. Please disclose the relationship, if any, between Forward Lift and Forward Manufacturing Company and between Forward Lift and Michael B. Cranfill. Based on the relationship, please explain how you determined that your revenue recognition policies comply with SAB Topic 13.


Note F - Earnings per Common Share, page 64

53. Revise your footnote to show the correct net income and weighted average shares outstanding for the period. In this regard, your current disclosure relates to the year ended December 31, 2005 instead of the quarter ended March 31, 2006.

Financial Statements for the Years Ended December 31, 2005 and
2004

Note D - Related Party Transactions, pages 74 and 84

54. We note your response to comment 61 from our previous comment letter dated April 21, 2006. We have the following additional comments:

* We read that "all transactions with this customer have occurred at arm`s length fair market terms." It is not clear to us how you could determine what constitutes arm`s length fair market terms. Please clarify or revise.

* If Forward Manufacturing Company is not this significant customer, provide all disclosures required by paragraph 2 of SFAS 57 for this significant customer.

* If you had any transactions with Forward Manufacturing Company, provide all disclosures required by paragraph 2 of SFAS 57 for those transactions; otherwise, tell us that you had no transactions with Forward Manufacturing Company.

* We note you have not revised note D in your 2004 financial statements in response to our previous comments. Please revise.

* We note that you have not included a similar disclosure about your relationship to your significant customer in your March 31, 2006 financial statements. Please revise.

* Please revise your annual and interim financial statements to separately quantify and identify related party transactions on the face of each applicable financial statement.


Note G - Earnings per Common Share, page 74
Note F - Earnings Per Common Share, page 84
2004 Statement of Changes in Stockholders` Equity, page 80

55. As previously requested, please retroactively restate all share
and per share disclosures throughout the filing.  Refer to comment
59
from our previous comment letter dated April 21, 2006.

Exhibits

56. Disclosure in note H on page 64 states that SMI leases its principal business location on a month to month basis from a company that has common owners with SMI. File the lease as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B. Include the lease`s principal provisions in the prospectus. See Item
102 of Regulation S-B.

Exhibit 5.1

57. We note that the opinions are effective as of the date of the registration statement`s effectiveness. Delete this language.
Alternatively, file a new opinion immediately before the registration statement`s effectiveness.

Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, SMI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SMI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SMI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SMI requests acceleration of the registration statement`s effectiveness, SMI should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SMI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SMI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SMI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief


cc:	Ms. Barbara S. Cranfill
	Agent for Service, Shimoda Marketing, Inc.
	5113 Central Avenue
	St. Petersburg, FL 33707

	Diane J. Harrison, Esq.
	6860 Gulfport Boulevard South, No. 162
		South Pasadena, FL 33707



Mr. Michael B. Cranfill
June 28, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE